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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
           PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES ACT OF 1934

                             ---------------------

                             BERG ELECTRONICS CORP.
                           (Name of Subject Company)

                             BERG ELECTRONICS CORP.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
   (INCLUDING IN EACH CASE THE ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR
                                PREFERRED STOCK)
                        (Title of Classes of Securities)

                             ---------------------

                           COMMON STOCK -- 08372 L 10
                       CLASS A COMMON STOCK -- 08372 CLA
                    (CUSIP Number of Classes of Securities)

                             ---------------------

                                DAVID J. WEBSTER
                             BERG ELECTRONICS CORP.
                        101 SOUTH HANLEY ROAD, SUITE 400
                           ST. LOUIS, MISSOURI 63105
                                 (314) 726-1323
         (Name and address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a copy to:

                              R. SCOTT COHEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                            DALLAS, TEXAS 75201-6950
                                 (214) 746-7700

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Berg Electronics Corp., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105. The titles of the classes of equity securities to which this statement relates are Common Stock, par value $0.01 per share, including the associated rights to purchase Series A Junior Preferred Stock ("Common Shares") of the Company, and Class A Common Stock, par value $0.01 per share, including the associated rights to purchase Series A Junior Preferred Stock ("Class A Shares" and, together with the Common Shares, the "Shares") of the Company.

ITEM 2. TENDER OFFER OF PURCHASER.

     This statement relates to a tender offer (the "Offer") by Berg Acquisition Co. (f/k/a Bravo Acquisition Co.) ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Framatome Connectors USA Holding Inc. ("FC USA"), a New York corporation, and an indirect wholly-owned subsidiary of Framatome Connectors International S.A. ("FCI"), a corporation organized under the laws of the Republic of France and a direct and wholly-owned subsidiary of Framatome S.A., a corporation organized under the laws of the Republic of France, to purchase all issued and outstanding Common Shares at $35.00 per share (the "Common Offer Price"), net to the seller in cash, and all issued and outstanding Class A Shares at $32.965 per share (the "Class A Offer Price" and, together with the Common Offer Price, the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 27, 1998 (the "Merger Agreement"), by and among the Company, FCI and Purchaser, which Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 2, 1998 (the "Schedule 14D-1").

     Based on the information contained in the Schedule 14D-1, the principal executive offices of FCI are located at Tour Framatome, 1, Place de la Coupole, 92084 Paris La Defense, France, and the principal executive offices of FC USA and Purchaser are located at 55 Walls Drive, Suite 304, Fairfield, Connecticut 06432-0599.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates are set forth in the "Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 Thereunder" dated September 2, 1998 as attached hereto as Annex I and incorporated by reference in its entirety (the "Information Statement"). Specifically, the Company has entered into amendments to the Executive Employment Agreements with James N. Mills, Chairman of the Board and Chief Executive Officer of the Company; Robert
N. Mills, Vice Chairman of the Company; Timothy L. Conlon, President and Chief Operating Officer of the Company; David M. Sindelar, Senior Vice President and Chief Financial Officer of the Company; W. Thomas McGhee, Secretary and General Counsel of the Company; Larry S. Bacon, Senior Vice President of the Company; and David J. Webster, Senior Vice President of the Company, which amendments are filed as Exhibits (c)(4), (c)(5), (c)(6), (c)(7), (c)(8), (c)(9) and (c)(10),
respectively, hereto and are summarized below and incorporated herein by reference in their entirety. The Company has also entered into (i) an amendment to the Rights Agreement, dated as of December 22, 1997, between the Company and Harris Trust and Savings Bank, which amendment was executed on August 27, 1998,
(ii) an amendment to the Registration Rights Agreement, dated as of March 1, 1993, between the Company and the securityholders of the Company listed therein, which amendment was executed on August 27, 1998, (iii) a Termination Agreement, dated as of August 27, 1998, relating to the Amended and Restated Monitoring and Oversight Agreement, dated as of March 6, 1996, among the Company, Berg Electronics Group, Inc., a wholly-owned subsidiary of the Company, and Hicks, Muse & Co. Partners, L.P., (iv) an agreement with Mills & Partners, Inc., dated as of August 31, 1998, pursuant to which Mills & Partners, Inc. has agreed, among other things, not to compete with the Company for a period of two years following the consummation of the Merger and

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(v) an agreement with Joseph S. Catanzaro, Chief Accounting Officer of the
Company, dated as of August 31, 1998, pursuant to which Mr. Catanzaro will be entitled to receive a bonus from the Company upon the effective time of the Merger. The foregoing agreements are filed as Exhibits (c)(11), (c)(12),
(c)(13), (c)(14) and (c)(15), respectively, hereto and are summarized below and incorporated herein by reference in their entirety.

     (b)(2) In addition to the Merger Agreement, the Company is party to a Confidentiality Agreement, dated as of July 21, 1998, with FCI (the "Confidentiality Agreement"). The Merger Agreement and Confidentiality Agreement are filed as Exhibits (c)(1) and (c)(2) hereto and are summarized below and incorporated herein by reference in their entirety. In connection with the Merger Agreement, certain of the Company's stockholders (some of which are directors of the Company; specifically, James N. Mills, Thomas O. Hicks and Charles W. Tate) have entered into a Stockholders Agreement with Purchaser (the "Stockholders Agreement"). The Stockholders Agreement is filed as Exhibit (c)(3) hereto and is summarized below and incorporated herein by reference in its entirety.

                              THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. The summary is not a complete description of the terms thereof and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(1) hereto. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the public announcement of the execution of the Merger Agreement, but in no event later than five business days thereafter. The Merger Agreement provides that Purchaser cannot amend or waive the Minimum Condition or decrease the Offer Price or the number of Shares sought, or impose any additional conditions to the Offer, or amend any term of the Offer in any manner adverse to the holders of Shares or extend the expiration date of the Offer, in each case, without the prior written consent of the Company. Notwithstanding the foregoing, Purchaser has agreed to extend the Offer from time to time until the date that all conditions to the Offer have been satisfied if, and to the extent that, at the initial expiration date of the Offer, or any extension thereof, all conditions to the Offer have not been satisfied or waived. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case with or without the consent of the Company. In the event of any increase in the Common Offer Price, the Class A Offer Price will be increased by an equal amount, and in the event of any increase in the Class A Offer Price, the Common Offer Price will be increased by an equal amount.

     Conditions to Offer. Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, FCI and Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered Shares if, subsequent to December 31, 1998, (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Act of 1976 (the "HSR Act") or under other applicable antitrust or competition laws has not expired or been terminated prior to the expiration of the Offer, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after August 27, 1998, and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following shall exist: (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, that has reasonable likelihood of success (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by FCI or the consummation by FCI of the Merger, or seeking to obtain material

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damages in connection with the transactions contemplated by the Offer or the
Merger, (ii) seeking to restrain or prohibit FCI's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of FCI and it subsidiaries, taken as a whole, or to compel FCI or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of FCI and its subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of FCI or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by FCI or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or (iv) seeking to require divestiture by FCI or any of its subsidiaries or affiliates of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole; (b) there shall be any statute, rule, regulation, order, decree or injunction enacted, promulgated or issued by any court, government or governmental authority or agency that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of section (a) above; (c) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate in all material respects as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period); (d) the Company shall have breached or failed to perform or comply with, in any material respects, any obligation, agreement or covenant under the Merger Agreement; (e) the Merger Agreement shall have been terminated in accordance with its terms; or (f) the Board of Directors of the Company shall have withdrawn or modified or changed in a manner adverse to FCI or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than FCI, Purchaser or their affiliates or the Board of Directors of the Company shall have adopted a resolution to do any of the foregoing.

     The foregoing conditions are for the sole benefit of FCI and Purchaser (or their assignees) and, subject to the Merger Agreement, may be asserted by either of them or may be waived by FCI or Purchaser, in whole or in part at any time and from time to time in the sole discretion of FCI or Purchaser. The failure by FCI or Purchaser at any time to exercise any such rights shall not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser has agreed to accept for payment and pay for Shares tendered as soon as it is legally permitted to do so under applicable law; provided that, if the number of Shares that have been physically tendered and not withdrawn are more than 50% but less than 90% of the outstanding Shares, Purchaser may extend the Offer for up to 20 business days from the date that all conditions to the Offer shall first have been satisfied or waived.

     Directors. The Merger Agreement provides that promptly upon FCI's purchase of and payment for Shares which represent at least a majority of the outstanding Shares (on a fully diluted basis), FCI shall be entitled to designate a number of directors, rounded up to the next whole number, on the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, as is equal to the product of the total number of directors on such Board (giving effect to any additional directors designated by FCI pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, FCI and any of their affiliates (including Shares accepted for payment) bears to the total number of Shares then outstanding. The Company shall, upon request of Purchaser, on the date of such request, either increase the size of its Board of Directors or secure the resignations of such number of its incumbent directors as is necessary to enable FCI's designees to be so elected or appointed. Notwithstanding the foregoing, until the Effective Time, the Company shall retain as members of its Board of Directors at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, FCI shall always have its designees represent at least a majority of the entire Board of Directors.

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     The Merger Agreement also provides that from and after the time, if any, that FCI's designees constitute a majority of the Board of Directors, any amendment of the Merger Agreement, the Certificate of Incorporation or Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of FCI or Purchaser under the Merger Agreement, and any waiver of any condition or any of the Company's rights under the Merger Agreement or other action by the Company in connection with the rights of the Company under the Merger Agreement may be effected only with the concurrence of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement, which action shall be deemed to constitute the action of the full Board of Directors.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, at the effective time (the "Effective Time") Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the Surviving Corporation (the "Surviving Corporation") and a direct wholly-owned subsidiary of FCI. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares, each issued and outstanding Share (other than Shares owned by FCI, Purchaser or any other wholly-owned subsidiary of FCI and Shares held by stockholders who have demanded and perfected dissenters' rights under the General Corporation Law of the State of Delaware (the "DGCL")), shall be converted into the right to receive the Offer Price without interest (the "Merger Consideration"). Each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation. The Merger Agreement also provides that (i) the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time (the "Certificate of Incorporation"), will be the initial Certificate of Incorporation of the Surviving Corporation and (ii) the Bylaws of Purchaser, as in effect immediately prior to the Effective Time (the "Bylaws"), will be the initial Bylaws of the Surviving Corporation.

     Treatment of Options. The Merger Agreement provides that the options (the "Options") to purchase Common Shares under the Company's 1993 Stock Option Plan, as amended, the Company's 1998 Incentive Compensation Plan and the director option to purchase 48,660 Common Shares (the "Options Plans"), whether or not then exercisable or vested, shall be cancelled and shall represent the right to receive cash in an amount equal to the product of (i) the number of Common Shares subject to each such Option and (ii) the excess of (A) the Common Offer Price over (B) the per share exercise price of such Option. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, obtaining any consents from holders of Options or making any amendments to the terms of the Option Plans) that are necessary to give effect to the transactions contemplated by this paragraph. Notwithstanding any other provision of this paragraph, payment may be withheld in respect of any stock option until necessary consents are obtained.

     Stockholders' Meeting. Pursuant to the Merger Agreement, if Purchaser owns less than 90% of the Shares following the purchase of Shares by Purchaser pursuant to the Offer, the Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of voting, considering and taking action upon the Merger Agreement and the Merger.

     The Merger Agreement also provides that the Company shall, in accordance with applicable law, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement, obtain and furnish the information required by the Commission to be included in the Proxy Statement (as hereinafter defined) and, after consultation with FCI, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and use its reasonable best efforts to have cleared by the Commission and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and use its reasonable best efforts to obtain the necessary adoption of the Merger Agreement by its stockholders. The Merger Agreement also provides that the Company shall, subject to the fiduciary obligations of the Board of Directors under applicable law as advised by the Company's outside counsel, include in the Proxy Statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the adoption of the Merger
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Agreement and the Merger. In the event that Purchaser shall acquire at least 90%
of the Shares, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains representations and warranties of the Company with respect to, among other things (i) organization and good standing, certificate of incorporation, bylaws and minute books, (ii) capitalization (including the ownership of subsidiaries),
(iii) authorization, validity of the Merger Agreement and Company action, (iv) consents and approvals and absence of violations, (v) Commission reports and financial statements, (vi) no undisclosed liabilities, (vii) absence of certain changes (including material adverse changes), (viii) certain contracts (including material agreements), (ix) employee benefit plans and ERISA, (x) litigation, (xi) permits, absence of defaults and compliance with applicable laws, (xii) taxes, (xiii) certain real and personal property, (xiv) intellectual property, (xv) environmental matters, (xvi) employee and labor matters, (xvii) information in Offer documents, (xviii) brokers and finders, (xix) insurance,
(xx) opinion of financial advisor, (xxi) the Rights Plans, (xxii) the Termination Agreement, and (xxiii) Exon-Florio.

     The Merger Agreement contains joint and several representations and warranties of FCI and Purchaser with respect to, among other things (i) organization and good standing, (ii) authorization, validity of the Merger Agreement and necessary action, (iii) consents and approvals and absence of violations, (iv) information in the Offer documents and the proxy statement pertaining to the Merger, (v) sufficiency of funds, (vi) Share ownership, and
(vii) Purchaser's operations.

     Interim Operations. In the Merger Agreement, the Company has agreed that, among other things, between the date of the Merger Agreement and prior to the time FCI's designees have been elected to, and constitute a majority of, the Board of Directors, except (i) as contemplated by the Merger Agreement, (ii) as disclosed in the Company Disclosure Schedule, and (iii) as agreed in writing by FCI, (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary course of business and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its reasonable best efforts to preserve in all material respects its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates; (b) neither the Company nor any of its subsidiaries shall, directly or indirectly, amend or propose any change to its certificate of incorporation or bylaws or similar organizational documents or split, combine or reclassify its outstanding capital stock; (c) neither the Company nor any of its subsidiaries shall declare, set aside or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to its capital stock (other than dividends from any subsidiary of the Company to the Company or any other subsidiary of the Company); issue or sell any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than issuances pursuant to the exercise of Options outstanding on the date of the Merger Agreement; sell, lease, license or dispose of any assets or properties, other than in the ordinary course of business which individually or in the aggregate are in an amount in excess of $500,000; incur, assume, prepay or modify any debt, other than in the ordinary course of business consistent with past practices; license or sublicense any asset or property of the Company or any of its subsidiaries except in the ordinary course of business consistent with past practices on a basis that results in a positive current royalty net of any royalties due by the Company or any of its subsidiaries on account of sales by the licensee or sublicensee; or redeem, purchase or otherwise acquire, directly or indirectly, any of its or its subsidiaries' capital stock (except as contemplated by any employee benefit or stock plans or any employment or severance agreement as in effect on the date of the Merger Agreement); (d) neither the company or any of its subsidiaries shall acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (e) neither the Company nor any of its subsidiaries shall make any investment other than in readily marketable securities in an amount in excess of $500,000 in the aggregate whether by purchase of stock or securities, contributions to capital or any property transfer; (f) neither the Company nor any of its subsidiaries shall waive, release, grant, or transfer any rights of value material to the Company and its subsidiaries taken as a whole; (g) neither the Company nor any of its subsidiaries shall, except as may be required or contemplated by the Merger

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Agreement or applicable law, enter into, adopt or materially amend or terminate any employee benefit plans, enter into or amend any retention plan or stay bonus arrangement, employment or severance agreement or increase in any manner the compensation or other benefits of its officers or directors or increase in any manner the compensation of any other employees (except for normal increases in the ordinary course of business, consistent with past practices); (h) neither the Company nor any of its subsidiaries shall assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than subsidiaries of the Company), except pursuant to contractual indemnification agreements entered into in the ordinary course of business, consistent with past practices; make any loans, advances or capital contributions to, or investments in, any other person (other than to subsidiaries of the Company and payroll, travel and similar advances made in the ordinary course of business, consistent with past practices); revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner; or authorize or make capital expenditures which exceed $2.5 million individually or $20.0 million in the aggregate; (i) neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred since the most recent date thereof pursuant to an agreement or transaction described in the Merger Agreement or incurred in the ordinary course of business, consistent with past practices; (j) neither the Company nor any of its subsidiaries shall change in any material respect any of the accounting methods used by it unless required by generally accepted accounting principles or applicable law; (k) the Company shall not amend, modify or terminate in any material respect any material agreement or enter into any new agreement material to the business of the Company other than in the ordinary course of business consistent with past practices or without the prior written consent of FCI, which consent shall not be unreasonably withheld; (l) neither the Company nor any of its subsidiaries will amend or modify an existing Affiliate Transaction or enter into any new Affiliate Transaction other than with the prior written consent of FCI; (m) neither the Company nor any of its Subsidiaries will take any action that would make any representation or warranty of the Company under the Merger Agreement inaccurate in any respect; and (n) neither the Company nor any of its subsidiaries shall authorize or enter into an agreement to do any of the foregoing.

     Pursuant to the Company Disclosure Schedule, in addition to the amended employment agreements with respect to management of the Company described below under "Amendments to Executive Employment Agreements with Certain Executive Officers of the Company," the Company, in connection with the execution of the Merger Agreement, is permitted to enter into employee agreements regarding change of control with additional employees pursuant to which the Company may be required to make certain payments to such employees upon the consummation of the transactions contemplated by the Merger Agreement or thereafter. The amount of such payments, other than those to the executives set forth under "Amendments to Executive Employment Agreements with Certain Executive Officers of the Company," in the aggregate is $2,448,000.

     Approvals and Consents; Cooperation; Notification. FCI, Purchaser and the Company have agreed to use their respective reasonable best efforts, and cooperate with each other, to (i) determine as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers, including pursuant to the HSR Act or other applicable antitrust or competition laws, advisable (in FCI's and Purchaser's discretion) or required in order to consummate the transactions contemplated by the Merger Agreement, including, the Offer and the Merger, (ii) obtain such authorizations, approvals, consents or waivers as promptly as practicable and (iii) prepare the Proxy Statement and the Offer Documents. The Company, FCI and Purchaser have agreed to take all actions necessary to file as soon as practicable all notifications, filings and other documents required to obtain all governmental authorizations, approvals, consents or waivers, including under the HSR Act or other applicable antitrust or competition laws, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice and any other governmental entity for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any governmental entity in
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connection therewith. The Company is required give prompt notice to FCI of (i)
the occurrence of any event, condition or development material to the Company and its subsidiaries, taken as a whole, (ii) any notice or other communication from any Person claiming its consent is required in connection with the transactions contemplated by the Merger Agreement, (iii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement and (iv) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries which, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to the Merger Agreement or which relate to the consummation of the transactions contemplated thereunder. Each of the Company and FCI have agreed to give prompt notice to the other of the occurrence or failure to occur of an event that would, or, with the lapse of time would cause any condition to the consummation of the Offer or the Merger not to be satisfied.

     Employee Benefits. FCI and Purchaser have agreed that during the period commencing on the Effective Date and ending on the date that is one year from the Effective Date, the Surviving Corporation and its subsidiaries and successors shall provide those persons who, immediately prior to the Effective Time, were employees of the Company or its subsidiaries ("Retained Employees") with employee plans and programs that provide benefits substantially comparable in the aggregate to those provided to such Retained Employees immediately prior to the Effective Time (disregarding for this purpose any stock options or other equity based compensation provided to such employees prior to the Effective
Time). With respect to such employee plans and programs provided by the Surviving Corporation and its subsidiaries and successors, service accrued by such Retained Employees during employment with the Company and its subsidiaries prior to the Effective Time shall be recognized for all purposes, except to the extent necessary to prevent duplication of benefits and except for benefit accrual under any defined benefit pension plan maintained by Purchaser. Amounts paid before the Effective Time by employees of the Company and its subsidiaries under any medical plans of the Company shall after the Effective Time be taken into account in applying deductible and out-of-pocket limits applicable under any medical plan provided by FCI in substitution therefor to the same extent as if such amounts had been paid under such FCI medical plan.

     Non-Solicitation and Non-Competition Agreements. Pursuant to the terms of the Merger Agreement, the Company has agreed that it shall, as soon as practicable following the execution of the Merger Agreement, enter into Non-Solicitation and Non-Competition Agreements substantially in the form of the agreements or otherwise set forth in the Company Disclosure Schedule with the individuals and the entities listed in the Company Disclosure Schedule.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither it nor any of its subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its subsidiaries authorize or permit any of its or their directors, officers, agents or representatives, to (i) initiate, solicit, encourage or facilitate, directly or indirectly, any Acquisition Proposal (as defined below); (ii) engage in negotiations or discussions (other than, upon contact initiated by a third party, to advise such third party as to the existence of the restrictions described in this paragraph) with, or furnish any information or data to, any third party relating to an Acquisition Proposal; or
(iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries. Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, the Company and the Board of Directors may participate in discussions or negotiations with or furnish information to any third party making an Acquisition Proposal not solicited in violation of the foregoing (a "Potential Acquiror") or approve such an Acquisition Proposal if the Board of Directors is advised by its financial advisor that such Potential Acquiror has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal, and the Board of Directors determines in good faith (a) after receiving advice from its financial advisor, that such third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal (as defined below), and (b) based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Acquisition Proposal would violate the Board of Director's fiduciary duties under applicable law.

     "Acquisition Proposal" means any inquiry, proposal or offer, whether in writing or otherwise, made by a third party other than FCI relating to (i) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its subsidiaries or of 20% or more of any class of equity securities of the Company or any of its Subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any third party beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, (iii) any merger, consolidation, business combination, sale of assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company and its subsidiaries or (iv) any other transaction the consummation of which would reasonably be expected to interfere with in a material way, prevent or materially delay the Merger or which would reasonably be expected to materially dilute the benefits to FCI of the transactions contemplated by the Merger Agreement (but excluding, in each case, the transactions contemplated by the Merger Agreement). "Superior Proposal" means any bona fide Acquisition Proposal which was not solicited by the Company after the date of the Merger Agreement, made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Board of Directors determines in good faith to be more favorable to the Company and its stockholders than the Offer and the Merger (based on advice of the Company's financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger).

     The Merger Agreement also provides that the Company, in the event the Company shall determine to provide any information as described above, or shall receive any Acquisition Proposal, shall first promptly inform FCI in writing as to the fact that information is to be provided and shall furnish to FCI the identity of the recipient of such information and/or the Potential Acquiror and the terms of such Acquisition Proposal and shall continue to advise FCI after providing such information. The Company has agreed that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement containing confidentiality and standstill provisions substantially similar to the confidentiality and standstill provisions of the confidentiality agreement entered into between the Company and FCI and described below, but in no event less favorable to the Company, in a material respect.

     Pursuant to the Merger Agreement, the Company has agreed that the Board of Directors shall not (i) withdraw or modify, or propose to withdraw or modify, in any manner adverse to FCI, its approval or recommendation of the Merger Agreement, the Offer or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) cause or agree to cause the Company to enter any letter of intent, agreement in principle or agreement related to any Acquisition Proposal unless, in each case, the Board of Directors determines in good faith, after receiving advice from its financial advisor, that such Acquisition Proposal is a Superior Proposal and, based upon advice of its outside legal counsel, that the failure to take such action would violate its fiduciary duties under applicable law.

     Indemnification. The Company shall, and from and after the consummation of the Offer, FCI and the Surviving Corporation shall jointly and severally, indemnify, defend and hold harmless the present and former directors and officers of the Company and its subsidiaries (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under the Company's certificate of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. All rights to indemnification and exculpation existing in favor of the directors and officers of the Company as provided in the Company's certificate of incorporation or bylaws, as in effect as of the date of the Merger Agreement, with respect to matters occurring through the Effective Time, including the right to the advancement of expenses, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the consummation of the Offer in any manner that would adversely affect the rights of the individuals who at or prior to the consummation of the offer were directors or officers of the Company with respect to occurrences at or prior to the consummation of the Offer and FCI shall cause the Surviving Corporation to honor all such rights to indemnification.

     Shareholder Litigation. The Merger Agreement provides that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated thereby, the

Company will keep FCI, and any counsel which FCI may retain at its own expense, informed of the course of such litigation, to the extent FCI is not otherwise a party thereto. The Company has also agreed that it will consult with FCI prior to entering into any settlement or compromise of any such shareholder litigation; provided that, no such settlement or compromise will be entered into without FCI's prior written consent, which consent shall not be unreasonably withheld.

     Further Assurances. Pursuant to the Merger Agreement, each of the parties has agreed to use its respective reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

     Conditions to the Merger. The Merger Agreement provides that the respective obligation of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:
(i) the Merger Agreement shall have been adopted by the requisite vote of the Company's stockholders, if required by applicable law and the Company's certificate of incorporation; (ii) any waiting period applicable to the Merger under the HSR Act or other applicable antitrust or competition laws shall have expired or been terminated; (iii) no judgment, statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any Governmental Entity or court which prohibits consummation of the Merger; and
(iv) FCI, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer; provided that neither FCI nor Purchaser may invoke this condition if Purchaser shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer.

     The Merger Agreement provides that the obligation of the Company to effect the Merger is further subject to the conditions that the representations and warranties of FCI and Purchaser shall be true and accurate in all material respects as of the Effective Date as if made at and as of such time, and that each of FCI and Purchaser shall have performed in all material respects all of the respective obligations required under the Merger Agreement to be performed by FCI or Purchaser, as the case may be, at or prior to the Effective Time. The Merger Agreement also provides that the obligations of FCI and Purchaser to effect the Merger are further subject to the conditions that the Company's representations and warranties shall be true and accurate in all material respects as of the Effective Time as if made at and as of such time, and that the Company shall have performed in all material respects all of the respective obligations required under the Merger Agreement to be performed by the Company at or prior to the Effective Time. The conditions described in the two preceding sentences shall cease to be conditions if Purchaser shall have accepted for payment and paid for Shares validly tendered pursuant to the Offer.

     Termination. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time: (i) by mutual consent of FCI, Purchaser and the Company; (ii) by either the Company, on the one hand, or FCI and Purchaser, on the other hand, (a) if the Shares shall not have been purchased pursuant to the Offer on or prior to December 31, 1998; provided further, however, that a party may not terminate the Merger Agreement pursuant to this clause if such party's failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of FCI or Purchaser, as the case may be, to purchase the Shares on or prior to such date or (b) if there shall be any law or regulation that makes the consummation of the Merger illegal or otherwise prohibited or if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement or prohibiting FCI to acquire or hold or exercise rights of ownership of the Shares, and such order, decree, ruling or other action shall have become final and non-appealable; (iii) by the Company (a) if prior to the purchase of Shares pursuant to the Offer, a third party shall have made an Acquisition Proposal that the Board of Directors determines in good faith, after consultation with its financial advisor, is a Superior Proposal and the Company shall have executed a definitive agreement with such third party in respect of such Superior Proposal, or (b) if FCI or Purchaser shall have terminated the Offer, or the Offer shall have expired, without FCI or Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that, the Company may not terminate the Merger Agreement pursuant to the provision described in this clause if the Company is in material breach of the

Merger Agreement; or (iv) by FCI and Purchaser if, prior to the purchase of Shares pursuant to the Offer, the Board of Directors shall have withdrawn, modified or changed in any manner adverse to FCI or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, the Board of Directors shall have approved and recommended an Acquisition Proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than FCI, Purchaser or their affiliates (or the Board of Directors resolves to do any of the foregoing), or any person or group (as defined in
Section 13(d)(3) of the Exchange Act) (other than FCI or any of its affiliates) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 50% of the outstanding Shares or shall have acquired, directly or indirectly, at least 50% of the assets of the Company.

     Termination Fee. The Company has agreed to pay to FCI a termination fee of $65.0 million if the Merger Agreement is terminated by the Company pursuant to the provisions described in clause (iii)(a) under "Termination" above, or by FCI and Purchaser pursuant to the provisions described above in clause (iv) under "Termination" above.

     Amendment. Subject to applicable law, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company, by written agreement of the parties thereto, by action taken by their respective Boards of Directors at any time prior to the date of closing with respect to any of the terms contained therein; provided, however, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the Merger Consideration or adversely affects the rights of the Company's stockholders under the Merger Agreement without the approval of such stockholders.

                           CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement, dated as of July 21, 1998, between FCI and the Company (the "Confidentiality Agreement"). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(2) hereto.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, FCI agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with evaluating a possible transaction involving the Company and FCI and not in any manner detrimental to the Company. FCI has agreed in the Confidentiality Agreement that for a period of eighteen months from the date of the Confidentiality Agreement, neither it nor any of its affiliates will, among other things, directly or indirectly, acquire or agree or offer to acquire any securities or assets of the Company, solicit proxies with respect to the Company's securities, or propose to enter into any transaction involving the Company unless such proposal is directed and disclosed solely to the management of the Company. FCI further agreed that, for a period of two years from the date of the Confidentiality Agreement, neither FCI nor any of its affiliates will, without the written consent of the Company, solicit the employment of any officer or general manager of the Company, subject to certain exceptions.

                             STOCKHOLDERS AGREEMENT

     The following is a summary of certain provisions of the Stockholders Agreement, dated as of August 27, 1998, among Purchaser and certain stockholders of the Company (the "Stockholders Agreement"). This summary is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(3) hereto.

     Pursuant to the Stockholders Agreement, each of the stockholders party thereto agrees to vote all Shares that such stockholder is entitled to vote at the time of any vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company. Each such stockholder also agrees that it will not vote any Shares in favor of the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.

     Furthermore, each such stockholder agrees to tender, upon the request of Purchaser (and agrees that it will not withdraw), pursuant to and in accordance with the terms of the Offer, the Shares. Within five business days after the commencement of the Offer, each stockholder shall deliver to the depositary designated in the Offer (i) a letter of transmittal with respect to the Shares complying with the terms of the Offer, (ii) certificates representing the Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

     In accordance with the Stockholders Agreement, each stockholder and its subsidiaries shall not, and will use their reasonable best efforts to cause their officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any Person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Each such stockholder will promptly notify Purchaser after receipt of an Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that may be considered making or has made, an Acquisition Proposal and will keep Purchaser fully informed of the status and details of any such Acquisition Proposal, indication or request.

     Each stockholder has granted an irrevocable proxy appointing Purchaser as such stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such stockholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the voting agreement as Purchaser or its proxy or substitute shall, in Purchaser's sole discretion, deem proper with respect to the Shares. The Stockholders Agreement contains customary representations and warranties of the parties thereto. Except pursuant to the terms of the Stockholders Agreement, each stockholder shall not, without the prior written consent of Purchaser, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect in the direct or indirect acquisition or sale, assignment, transfer, encumbrances or other disposition of, any Shares during the term of the Stockholders Agreement.

     Each stockholder shall not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Purchaser promptly, and to provide all details requested by Purchaser, if such stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing. Each stockholder agrees not to exercise any rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any Shares which may arise with respect to the Merger. Any provision of the Stockholders Agreement may be amended or waived if, but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Stockholders Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. The Stockholders Agreement shall terminate on the later to occur of the termination of the Merger Agreement in accordance with its terms or April 1, 1999.

AMENDMENTS TO EXECUTIVE EMPLOYMENT AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS OF
                                  THE COMPANY

     The following is a summary of certain provisions of the amendments to the Executive Employment Agreements (collectively with the Executive Employment Agreements, as amended, the "Amended Employment Agreements") with James N. Mills, Chairman of the Board and Chief Executive Officer of the Company; Robert
N. Mills, Vice Chairman of the Company; Timothy L. Conlon, President and Chief Operating Officer of the Company; David M. Sindelar, Senior Vice President and Chief Financial Officer of the Company; W. Thomas McGhee, Secretary and General Counsel of the Company; Larry S. Bacon, Senior Vice President of the Company; and David J. Webster, Senior Vice President of the Company (each, an "Executive"). This summary is qualified in its entirety by reference to the Amended Employment Agreements, which are incorporated herein by reference and copies of which have been filed as Exhibits (c)(4), (c)(5), (c)(6), (c)(7),
(c)(8), (c)(9) and (c)(10), respectively, hereto.

     Pursuant to the Amended Employment Agreements, if an Executive elects to retire from or terminate his employment with the Company within six months following a Change in Control (as defined below), such retirement or termination shall be deemed to constitute a termination of the Executive without cause and the Executive shall be entitled to receive the compensation and other benefits described below. "Change in Control" shall mean any of the following: (i) any "person", within the meaning of Section 13(d)(3) of the Exchange Act, other than any employee or subsidiary of the Company or any employee benefit plan (or related trust) becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding voting securities; (ii) the merger or consolidation of the Company with another person and, as a result of such merger or consolidation, less than 70% of the outstanding voting securities of the surviving or resulting person or parent thereof shall then be owned in the aggregate by the stockholders of the Company immediately prior to such merger or consolidation; (iii) at any time after the date of the Amended Employment Agreement, the individuals who constituted the Board of Directors on such date (including, for this purpose, any new director whose election or nomination for election by the Company's stockholders was approved by a vote of at least 75% of the directors in office on such date) cease for any reason to constitute at least a majority of the Board of Directors; (iv) the consummation of a sale of substantially all of the assets of the Company; or (v) the Company's adoption of a plan of liquidation. A Change in Control shall also include any series of transactions occurring during the term of the Amended Employment Agreement which result in any of the changes described above.

     If an Executive (other than Timothy L. Conlon, who shall be entitled to the benefits identified in clause (ii) below only) retires or terminates his employment with the Company within six months following a Change in Control, he shall be entitled to receive the following benefits from the Company: (i) the product of (A) his current monthly salary under the Amended Employment Agreement times (B) the number of months remaining in the Employment Period (as defined below), in a cash lump sum, (ii) the medical benefits to which the Executive would otherwise be entitled pursuant to his Amended Employment Agreement and
(iii) reimbursement for expenses incurred by the Executive in connection with the ownership and maintenance of an automobile in an amount equal to the product of (A) the Executive's monthly automobile allowance times (B) the number of months remaining in the Employment Period, in a cash lump sum. For purposes of the immediately preceding sentence, the current annual salaries and monthly automobile allowances of James N. Mills, Robert N. Mills, David M. Sindelar, W. Thomas McGhee, Larry S. Bacon and David J. Webster, respectively, are $685,000 and $3,600, $100,000 and $0, $230,000 and $1,500, $150,000 and $1,050, $122,500
and $1,050 and $116,667 and $750. In the case of a termination of the Executive's employment by the Company or the Executive upon or immediately following a Change in Control, in lieu of the benefits (other than the medical benefits to which he may be entitled pursuant to Section 2(d) of his Amended Employment Agreement) and payments set forth above, the Executive shall be entitled to receive a lump sum cash equal to $2,974,647 (in the case of James N. Mills), $408,493 (in the case of Robert N. Mills), $1,013,063 (in the case of David M. Sindelar), $676,465 (in the case of W. Thomas McGhee), $653,135 (in the case of Larry S. Bacon), $513,341 (in the case of David J. Webster) and $0 (in the case of Timothy L. Conlon). For purposes of the Amended Employment Agreements, references to the Employment

Period shall mean the stated unexpired term of the Amended Employment Agreement without giving effect to the termination of the Executive thereunder, which in all cases ends on October 30, 2002.

     The Executives have agreed not to, among other things, (i) engage in the connector business during the term of their employment with the Company and for a period of two years thereafter (the "Non-Compete Term"), subject to certain exceptions, or (ii) induce any current or former employee of the Company to terminate his or her employment relationship with the Company or any of its affiliates during the Non-Compete Term.

                       AMENDMENT TO THE RIGHTS AGREEMENT

     The following is a summary of certain provisions of the First Amendment to Rights Agreement, dated as of August 27, 1998, between the Company and Harris Trust and Savings Bank (the "Amendment to Rights Agreement"). This summary is qualified in its entirety by reference to the Amendment to Rights Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(11) hereto.

     The Amendment to Rights Agreement provides that neither the execution and delivery of the Merger Agreement nor the consummation of the transactions contemplated thereby will (i) cause any Rights (as defined) issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of December 22, 1997, between the Company and Harris Trust and Savings Bank, to become exercisable, to be triggered or to separate from the Shares to which they are attached, (ii) cause FCI or Purchaser or any of their affiliates to be an Acquiring Person (as defined) in connection with the transactions contemplated by the Merger Agreement or (iii) trigger other provisions of the Rights Agreement, including giving rise to a Distribution Date (as defined) in connection with the transactions contemplated by the Merger Agreement.

                 AMENDMENT TO THE REGISTRATION RIGHTS AGREEMENT

     The following is a summary of certain provisions of the First Amendment to Registration Rights Agreement, dated as of August 27, 1998, among the Company and parties identified on the signature pages thereto (the "Amendment to Registration Rights Agreement"). This summary is qualified in its entirety by reference to the Amendment to Registration Rights Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit
(c)(12) hereto.

     The Amendment to Registration Rights Agreement provides for the termination of the Registration Rights Agreement, dated as of March 1, 1993, among the Company and the parties identified on Exhibit A attached thereto, effective immediately upon the execution of the Merger Agreement.

                             TERMINATION AGREEMENT

     The following is a summary of certain provisions of the Termination Agreement (the "Termination Agreement"), dated as of August 27, 1998, among the Company, Berg Electronics Group, Inc. and Hicks, Muse & Co. Partners, L.P. ("HMCo"). This summary is qualified in its entirety by reference to the Termination Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(13) hereto.

     The Termination Agreement provides for the termination of the Amended and Restated Monitoring and Oversight Agreement (the "Monitoring and Oversight Agreement"), dated as of March 6, 1996, among the parties, effective immediately upon the consummation of the Offer (the "Effective Date"); provided, that the indemnification provisions of the Monitoring and Oversight Agreement shall survive indefinitely. In addition, HMCo has acknowledged and agreed that (i) it is not entitled to an Add-on Transaction Fee (as defined) in connection with the transactions contemplated by the Merger Agreement and (ii) the Monitoring and Oversight Agreement shall be terminated for all purposes without regard to the Termination Option (as defined) set forth in the Monitoring and Oversight Agreement and, in accordance with such termination, HMCo waived any amounts payable to HMCo for the remainder of the Primary Term (as defined), other than amounts which have accrued to HMCo on or prior to the Effective Date and remain unpaid as of the Effective Date.

                           NON-COMPETITION AGREEMENT

     The following is a summary of certain provisions of the Agreement (the "Non-Competition Agreement"), dated as of August 31, 1998, between the Company and Mills & Partners, Inc. ("Mills & Partners"). This summary is qualified in its entirety by reference to the Non-Competition Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit
(c)(14) hereto.

     Pursuant to the Non-Competition Agreement, Mills & Partners has agreed not to, among other things, (i) engage in the connector business for a period of two years following the consummation of the Merger (the "Mills Non-Compete Term"), subject to certain exceptions, or (ii) induce any current or former employee of the Company to terminate his or her employment relationship with the Company or any of its affiliates during the Mills Non-Compete Term.

                          CHANGE IN CONTROL AGREEMENT

     The following is a summary of certain provisions of the Agreement (the "Change in Control Agreement"), dated as of August 31, 1998, between the Company and Joseph S. Catanzaro. This summary is qualified in its entirety by reference to the Change in Control Agreement, which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(15) hereto.

     Pursuant to the Change in Control Agreement, Mr. Catanzaro will be entitled to receive a bonus from the Company in the amount of $210,000 upon the effective time of the Merger. In exchange therefor, Mr. Catanzaro has agreed not to, among other things, (i) engage in the connector business during the Non-Compete Term, subject to certain exceptions, or (ii) induce any current or former employee of the Company to terminate his or her employment relationship with the Company or any of its affiliates during the Non-Compete Term.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     For the reasons discussed in Item 4(b) below, the Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, has determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the holders of Shares and recommends that the stockholders of the Company accept the Offer and tender their Shares thereunder to Purchaser.

     (b) BACKGROUND; REASONS FOR RECOMMENDATION.

     In December 1997, representatives of FCI met with representatives of the Company, at which time FCI indicated that it was interested in pursuing a business combination with the Company. The Company's representatives conveyed to FCI that the Company was not for sale, but that an attractive offer for a negotiated transaction would have to be considered by the Company's Board of Directors. No material discussions were held as to any particular business combination.

     In June 1998, the representatives of the Company were again approached about pursuing a potential business combination, this time by a party other than FCI. As a result, the Company's Board of Directors began to seriously consider possible strategic transactions involving the Company, including the possible sale of the Company.

     In June 1998, the Company's Board of Directors determined to retain an independent financial advisor to investigate possible business combinations and strategic alternatives and to advise the Board of Directors with respect thereto. The Board of Directors selected Morgan Stanley & Co. Incorporated ("Morgan Stanley") to be retained as the Company's financial advisor. Thereafter, at the direction of the Company, Morgan Stanley contacted 14 companies, including FCI, to determine the interest level in a possible acquisition of the Company. All of the companies contacted were industrial manufacturing companies, seven of which had electronic connector manufacturing operations. Morgan Stanley requested the submission of a written indication of interest from each of the companies contacted. FCI submitted its indication of interest to the Company on July 28, 1998.

     The Company entered into confidentiality agreements with seven parties for the purpose of facilitating the delivery of information regarding the Company to the interested parties. On July 21, 1998, the Company and FCI entered into the Confidentiality Agreement for such purpose.

     During the period following the execution of the confidentiality agreements, representatives of the interested companies, including FCI, conducted their due diligence investigations regarding the business and properties of the Company. In addition, the Company made management presentations to the possible transaction candidates.

     On August 24, 1998, the Company received final bids from the possible transaction candidates, including a letter from FCI proposing a cash tender offer to purchase all of the outstanding Common Shares for $35.00 per share and Class A Shares for $32.965 per share. FCI also submitted proposed revisions to the draft Merger Agreement distributed to transaction candidates by the Company. Shortly thereafter, the Company authorized its representatives to begin negotiating with FCI with respect to the terms of a definitive Merger Agreement. These negotiations continued through the afternoon of August 26, 1998.

     At 5:00 p.m., Eastern Time, on August 26, 1998, the Board of Directors of the Company met to consider and review the terms of the offers submitted by FCI and other parties. At such meeting, Morgan Stanley made a presentation to the Board of Directors and delivered its oral opinion, subsequently confirmed in writing (the "Fairness Opinion"), that as of such date, and subject to the assumptions made, matters considered and limitations on the review undertaken, the consideration proposed to be received by the holders of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the Fairness Opinion is attached and filed as Exhibit
(a)(2) to this statement and incorporated herein by reference in its entirety. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. After discussion, the Board of Directors approved the Merger Agreement and the transactions contemplated thereby and resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant thereto. The Merger Agreement was executed by the Company and FCI on August 27, 1998. On that day, the Company and FCI issued a joint press release announcing the execution of the Merger Agreement. The full text of the joint press release is attached and filed as Exhibit (a)(1) to this statement.

     In arriving at its decision regarding its recommendation set forth above, the Board of Directors considered (among other things) the following:

     - The opinion of Morgan Stanley, dated August 27, 1998, to the effect that, as of the date of the Fairness Opinion, and subject to the assumptions made, matters considered and limitations on the review undertaken, the consideration to be received by the holders of Common Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the Fairness Opinion is attached and filed as Exhibit (a)(2) to this statement and incorporated herein by reference in its entirety. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY.

     - The determination that the consideration offered fair value to the Company's stockholders for their Shares and exceeded the market price that the Company's stockholders could reasonably expect to realize in the foreseeable future, taking into account the following factors: (i) information presented to the Board of Directors relating to the recent financial condition and results of operations of the Company and management's evaluation of the Company's prospects, as well as the Board of Directors' general familiarity with the Company's business, operations, financial condition and earnings on both an historical and a prospective basis; (ii) the relationship of the consideration to the historical market prices for Common Shares, including that the consideration represented a premium of approximately 75% over the closing price of the Common Shares on the New York Stock Exchange on August 26,

       1998, the day on which the Board of Directors approved the Merger Agreement; (iii) the vigorous arms-length nature of the negotiations that resulted in FCI offering the consideration in the Offer and the Merger;
       (iv) the results of the process undertaken by Morgan Stanley to approach and contact potential transaction candidates; and (v) the superiority of the offer proposed by FCI in comparison to available alternative transactions.

     - The terms and conditions of the Merger Agreement, including the amount and form of the consideration being offered to the Company's stockholders, the conditions to Purchaser's obligations to consummate the Offer and the Merger, which the Board of Directors believes provides greater, or no less, certainty to the Company's stockholders than available alternative transactions.

     The foregoing discussion of factors considered by the Board of Directors is not intended to be exhaustive. It summarizes all material factors considered. The Board of Directors did not assign any relative or specific weights to the foregoing factors, nor did it specifically characterize any factor as positive or negative (except as described above), and individual directors may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Board of Directors received the advice of its financial and legal advisors. The Board of Directors viewed its recommendation as being based upon the totality of the information presented and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Morgan Stanley to act as financial advisor to the Company in connection with the Offer and the Merger. As compensation for Morgan Stanley's services as financial advisor, the Company has agreed to pay Morgan Stanley an advisory fee of $250,000 if the transaction is not consummated and a transaction fee of approximately $7.4 million upon consummation of the Merger, against which any advisory fee paid would be credited. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses (including fees and expenses of its legal counsel) incurred in connection with its engagement, and to indemnify Morgan Stanley and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other persons to make solicitations or recommendations to securityholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) The following transactions in the Shares have been effected during the past 60 days by the Company, or by any executive officer, director, affiliate or subsidiary of the Company: (i) Thomas O. Hicks, a director of the Company, transferred 285,000 Common Shares to TOH Investors, L.P., a limited partnership of which the general partner is controlled by Mr. Hicks, on August 26, 1998;
(ii) John R. Muse, an affiliate of the Company, transferred 285,000 Common Shares to JRM Interim Investors, L.P., a limited partnership of which the general partner is controlled by Mr. Muse, on August 26, 1998; (iii) Charles W. Tate, a director of the Company, transferred 140,000 Common Shares to CWT Investors, L.P., a limited partnership of which the general partner is controlled by Mr. Tate, on August 26, 1998; (iv) Jack D. Furst, an affiliate of the Company, transferred 140,000 Common Shares to JF Investors, L.P., a limited partnership of which the general partner is controlled by Mr. Furst, on August 26, 1998; and (v) the Company granted Timothy L. Conlon, President and Chief Operating Officer of the Company, options to purchase 95,000 Common Shares pursuant to the Company's 1998 Incentive Compensation Plan on August 26, 1998.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company presently intends to tender in the Offer all Shares held of record or beneficially owned by him.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in Item 3(b) above, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary or the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) above, there are no transactions, Board of Directors resolutions, agreements in principal or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex I is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by FCI and Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER
--------------
Exhibit (a)(1)   -- Joint Press Release, dated August 27, 1998, issued by
                    Framatome Connectors International S.A. and Berg
                    Electronics Corp.
Exhibit (a)(2)   -- Opinion of Morgan Stanley & Co. Incorporated.*
Exhibit (a)(3)   -- Form of Letter to Stockholders of Berg Electronics Corp.,
                    dated September 2, 1998.*
Exhibit (c)(1)   -- Agreement and Plan of Merger, dated as of August 27,
                    1998, by and among Berg Electronics Corp., Framatome
                    Connectors International S.A. and Berg Acquisition Co.
                    (f/k/a Bravo Acquisition Co.).
Exhibit (c)(2)   -- Confidentiality Agreement, dated as of July 21, 1998, by and between Berg Electronics Corp. and Framatome
                    Connectors International.
Exhibit (c)(3)   -- Stockholders Agreement, dated as of August 27, 1998, by and among Berg Acquisition Co. (f/k/a Bravo Acquisition
                    Co.) and certain of the stockholders of Berg Electronics
                    Corp.
Exhibit (c)(4)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and James
                    N. Mills.
Exhibit (c)(5)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and Robert
                    N. Mills.
Exhibit (c)(6)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and
                    Timothy L. Conlon.
Exhibit (c)(7)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and David
                    M. Sindelar.
Exhibit (c)(8)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and W.
                    Thomas McGhee.
Exhibit (c)(9)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and Larry
                    S. Bacon.
Exhibit (c)(10)  -- First Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and David
                    J. Webster.

EXHIBIT NUMBER
--------------
Exhibit (c)(11)  -- First Amendment to Rights Agreement, dated as of August
                    27, 1998, by and between Berg Electronics Corp. and
                    Harris Trust and Savings Bank.
Exhibit (c)(12)  -- First Amendment to Registration Rights Agreement, dated as of August 27, 1998, by and among Berg Electronics
                    Corp. and the parties identified on the signature pages
                    thereto.
Exhibit (c)(13)  -- Termination Agreement, dated as of August 27, 1998, by and among Berg Electronics Corp., Berg Electronics Group,
                    Inc., and Hicks, Muse & Co. Partners, L.P.
Exhibit (c)(14)  -- Agreement, dated as of August 31, 1998, by and between
                    Berg Electronics Corp. and Mills & Partners, Inc.
Exhibit (c)(15)  -- Agreement, dated as of August 31, 1998, by and between
                    Berg Electronics Corp. and Joseph S. Catanzaro.

---------------

* Included with Schedule 14D-9 mailed to stockholder.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 1998                    BERG ELECTRONICS CORP.

                                            By:     /s/ JAMES N. MILLS

                                              ----------------------------------
                                                        James N. Mills
                                                  Chairman of the Board and
                                                   Chief Executive Officer

                                                                         ANNEX I

                             BERG ELECTRONICS CORP.
                          101 SOUTH HANLEY, SUITE 400
                           ST. LOUIS, MISSOURI 63105
                             ---------------------
             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                             ---------------------
            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
            REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.
                             ---------------------
     This information statement (this "Information Statement"), which is being mailed on or about September 2, 1998, to the holders of record of shares of Common Stock, par value $0.01 per share, including the associated rights to purchase Series A Junior Preferred Stock ("Common Shares"), of Berg Electronics Corp., a Delaware corporation (the "Company"), and Class A Common Stock, par value $0.01 per share, including the associated rights to purchase Series A Junior Preferred Stock ("Class A Shares" and, together with Common Shares, the "Shares"), of the Company, is part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Unless otherwise defined herein, capitalized terms used herein are used as defined in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Framatome Connectors International S.A., a corporation organized under the laws of the Republic of France ("FCI") and a wholly-owned subsidiary of Framatome S.A., a corporation organized under the laws of the Republic of France, to the Board of Directors of the Company (the "Board") and the Board's recommendation that you tender your Shares to Berg Acquisition Co. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Framatome Connectors USA Holding Inc., a New York corporation and a wholly-owned subsidiary of FCI, pursuant to the Offer as set forth in the
Schedule 14D-9. The Company expects FCI's designees will constitute a majority of the Board promptly following the purchase of Shares pursuant to the Offer, which the Company anticipates will be on or after October 1, 1998. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to and should read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, Purchaser has commenced the Offer, which is currently scheduled to expire on September 30, 1998, at which time, if the Offer is not extended and all conditions of the Offer have been satisfied or waived, Purchaser will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn; provided that, if the number of Shares that have been physically tendered and not withdrawn are more than 50% but less than 90% of the outstanding Shares determined on a fully diluted basis, Purchaser may extend the Offer for up to twenty business days.

                          RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by FCI or any of its subsidiaries which represent at least a majority of the outstanding Shares (on a fully diluted basis), FCI shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give FCI, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board equal to the product of the total number of directors on the Board (giving effect to any additional directors designated by FCI pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by FCI or any affiliate of FCI (including Shares accepted for payment) bears to the total number of outstanding Shares. The Company shall, upon request by FCI, as promptly as is reasonably practicable, increase the size of the Board of the Company to the extent permissible, or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable FCI's designees to be elected to the Company's Board of Directors and will cause FCI's designees to be so elected or appointed. At such times, the Company will use its reasonable best efforts to cause individuals designated by FCI to constitute the same percentage as such individuals represent on the Company's Board of Directors of each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), each board of directors of each subsidiary and each committee of such board.

     The Merger Agreement provides that, notwithstanding FCI's right to designate directors to the Company's Board of Directors as provided above, the Company shall retain as members of the Board, until the Effective Time of the Merger, at least two directors who were members of the Board of Directors on August 27, 1998 (the "Berg Directors"). From and after the time, if any, that FCI's designees constitute a majority of the Company's Board of Directors, any action by the Company in connection with the rights of the Company under the Merger Agreement or any amendment of the certificate of incorporation or bylaws of the Company may be effected only with the concurrence of a majority of the Berg Directors.

     IN THE EVENT THAT FCI AND ITS SUBSIDIARIES DO NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATE THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS PRIOR TO THE ELECTION OR APPOINTMENT OF FCI'S DESIGNEES, FCI WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE FCI'S DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

     The information contained in this Information Statement concerning FCI, Purchaser and FCI's designees has been furnished to the Company by FCI and Purchaser. Although the Company does not have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, the Company assumes no responsibility for the accuracy or completeness of such information.

THE FCI DESIGNEES

     FCI's designees to the Company's Board of Directors, and certain information about each, are described on Schedule A hereto. FCI has advised the Company that all such persons have consented to act as directors of the Company if so designated. FCI has informed the Company that, except as set forth in the Offer to Purchase dated September 2, 1998, none of the designees (i) beneficially owns, or has any right to acquire, directly or indirectly, any Shares or has effected any transaction in the Shares during the past 60 days;
(ii) has any contract, arrangement, understanding or relationship with any other person with respect to any of the securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees, division of profits or loss or the giving or withholding of proxies; and (iii) has had any business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission applicable to the Offer.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

CURRENT BOARD OF DIRECTORS

  Class III Directors -- Terms Expire 2001

     JAMES N. MILLS (Age 60) is Chairman of the Board and Chief Executive Officer of the Company and has held such positions since November 1992. Mr. Mills also served as President of the Company from November 1992 through June 1995. Mr. Mills is the Chairman of the Board, President and Chief Executive Officer of Mills & Partners, Inc., an investment and management services firm headquartered in St. Louis.

Mr. Mills is also Chairman of the Board and Chief Executive Officer of International Wire Holding Company and Viasystems Group, Inc. Mr. Mills was Chairman of the Board and Chief Executive Officer of Crain Holdings Corp. from August 1995 through December 1997 and of Jackson Holding Company from February 1993 through August 1995. Mr. Mills was Chairman of the Board and Chief Executive Officer of Thermadyne Holdings Corporation from February 1989 through February 1995 and Chairman of the Board and Chief Executive Officer of Thermadyne Industries, Inc. from 1987 to 1995. In December 1985, Mr. Mills, together with Hicks & Haas Incorporated (a Dallas-based private investment firm), formed and became Chairman of the Board, President and Chief Executive Officer of Mills & Partners, Inc. (formerly the HHM Group, Inc.). Mr. Mills was Executive Vice President of McGraw-Edison Company from 1978 to 1985, and served as Industrial Group President and President of the Bussmann Division of the McGraw-Edison Company from 1980 to 1984.

     THOMAS O. HICKS (Age 52) is a director of the Company and has held such position since November 1992. Mr. Hicks is Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm headquartered in Dallas with offices in New York, St. Louis, London and Mexico City, specializing in strategic investments, leveraged acquisitions and real estate equity investments. From 1984 to May 1989, Mr. Hicks was Co-Chairman of the Board and Co-Chief Executive Officer of Hicks & Haas Incorporated, a Dallas-based private investment firm. Mr. Hicks serves as a director of Chancellor Media Corporation, Sybron International Corporation, International Home Foods, Inc., D.A.C. Vision, Inc., Capstar Broadcasting Partners, Inc., Cooperative Computing Holding Company, Inc. and Viasystems Group, Inc.

  Class II Directors -- Terms Expire 1999

     RICHARD W. VIESER (Age 70) is a director of the Company and has held such position since April 1993. Mr. Vieser is the retired Chairman of the Board, Chief Executive Officer and President of Lear Siegler, Inc. (a diversified manufacturing company), the former Chairman of the Board and Chief Executive Officer of FL Industries. Inc. and FL Aerospace (also diversified manufacturing companies) and the former President and Chief Operating Officer of McGraw-Edison Co. (a company engaged in the electronic, industrial, commercial and automotive industries). He is also a director of Ceridian Corporation (formerly Control Data Corporation), Dresser Industries, Inc., INDRESCO. Inc., Sybron International Corporation, Varian Associates, Inc. and Viasystems Group, Inc.

     KENNETH F. YONTZ (Age 53) is a director of the Company and has held such position since March 1994. Mr. Yontz is the Chairman of the Board, President and Chief Executive Officer of Sybron International Corporation, a manufacturer and marketer of laboratory apparatus products, dental sundry supplies and orthodontic appliances. Prior to joining Sybron International Corporation, Mr. Yontz was Group Vice President and Executive Vice President of the Allen-Bradley Corporation. Mr. Yontz also held various managerial and professional positions with Chemetron Inc. from 1974 to 1980 and at Ford Motor Company from 1966 to 1974. Mr. Yontz is also a director of Playtex Products, Inc. and Viasystems Group, Inc.

  Class I Directors -- Terms Expire 2000

     CHARLES W. TATE (Age 53) is a director of the Company and has held such position since April 1993. Mr. Tate is a Managing Director and Principal of Hicks Muse. Before Joining Hicks Muse in 1991, Mr. Tate had over 19 years of experience in investment and merchant banking with Morgan Stanley & Co. Incorporated, including ten years in the mergers and acquisitions department and the last two and one-half years as a managing director in Morgan Stanley & Co. Incorporated's merchant banking group. Mr. Tate serves as a director of International Wire Holding Company, International Home Foods, Inc., Seguros Comercial America S.A. de C.V. and Vidrio Formas, S.A.

     TIMOTHY L. CONLON (Age 46) is a director of the Company and has held such position since 1997. Mr. Conlon also serves as President and Chief Operating Officer of the Company and has held such positions since January 1997. Mr. Conlon also has served as Executive Vice President and Chief Operating Officer of the Company's wholly-owned subsidiary, Berg Electronics Group, Inc. ("Berg"), since October 1993 and was appointed President of Berg effective January 1, 1997. Prior to joining Berg, Mr. Conlon was employed as President of the Cutting and Welding Division of Thermadyne Industries, Inc. from April 1993 to October 1993. Mr. Conlon also held various executive positions with Thermadyne Industries, Inc. from July 1992 through April 1993. Prior to joining Thermadyne Industries, Inc., Mr. Conlon spent nine years in the connector industry including serving as General Manager of the Information Technologies and Spectra Strip divisions of Amphenol Corporation from 1990 through July 1992 and President of Cambridge Products from 1988 through 1989.

CURRENT EXECUTIVE OFFICERS

     Set forth below is information regarding executive officers of the Company.

                NAME                  AGE                          OFFICES HELD
                ----                  ---                          ------------
James N. Mills......................  60    Chairman of the Board and Chief Executive Officer
Timothy L. Conlon...................  46    President and Chief Operating Officer
David M. Sindelar...................  41    Senior Vice President and Chief Financial Officer
Larry S. Bacon......................  52    Senior Vice President -- Human Resources
Joseph S. Catanzaro.................  46    Chief Accounting Officer and Vice President -- Finance
W. Thomas McGhee....................  62    Secretary and General Counsel

     DAVID M. SINDELAR (Age 41) is Senior Vice President and Chief Financial Officer of the Company and Senior Vice President of Berg and has held such positions since November 1992. Mr. Sindelar is also Senior Vice President and Chief Financial Officer of Mills & Partners, Inc., International Wire Holding Company and Viasystems Group, Inc. Mr. Sindelar was Senior Vice President and Chief Financial Officer of Crain Holdings Corp. from August 1995 through December 1997 and of Jackson Holding Company from February 1993 through August 1995. From 1987 to February 1995, Mr. Sindelar held various positions at Thermadyne Holdings Corporation including Senior Vice President, Chief Financial Officer and Vice President -- Corporate Controller and Controller.

     LARRY S. BACON (Age 52) is Senior Vice President -- Human Resources of the Company and Berg and has held such positions since March 1993. Mr. Bacon is also Senior Vice President -- Human Resources of Mills & Partners, Inc., International Wire Group, Inc. and Viasystems Group, Inc. Mr. Bacon was Senior Vice President -- Human Resources of Crain Holdings Corp. from August 1995 through December 1997 and of Jackson Holding Company from February 1993 through August 1995. Previously, Mr. Bacon was Senior Vice President -- Human Resources of Thermadyne Holdings Corporation from September 1987 until February 1995.

     W. THOMAS MCGHEE (Age 62) is Secretary and General Counsel of the Company and Berg and has held such positions since March 1993. Mr. McGhee is also a partner in the law firm of Herzog, Crebs and McGhee where he has been a partner since helping to found that firm in 1987. In addition, Mr. McGhee serves as Secretary and General Counsel of Mills & Partners, Inc., International Wire Holding Company and Viasystems Group, Inc. Mr. McGhee was Secretary and General Counsel of Crain Holdings Corp. from August 1995 through December 1997 and of Jackson Holding Company from March 1993 through August 1995. Mr. McGhee was Secretary and General Counsel of Thermadyne Holdings Corporation from March 1993 through February 1995.

     JOSEPH S. CATANZARO (Age 46) is Chief Accounting Officer of the Company and Vice President -- Finance of Berg and has held such positions since June 1996 and April 1993, respectively. Prior to joining Berg, Mr. Catanzaro was employed by a petroleum trading company subsidiary of Mitsui & Co. (USA), Inc. as Controller from 1990 through April 1993. From 1980 through 1989, Mr. Catanzaro held several positions at Apex Oil Co., including Corporate Controller.

     Background information concerning Messrs. Mills and Conlon is set forth under "Board of Directors and Executive Officers -- Current Board of Directors." There are no family relationships among the foregoing persons or the FCI designees to the Board of Directors.

            VOTING SECURITIES OUTSTANDING AND SECURITY OWNERSHIP OF
                     MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the voting securities of the Company as of September 1, 1998, by
(i) each person who is known by the Company to beneficially own more than 5% of any class of the Company's voting securities; (ii) the directors and certain executive officers of the Company, individually; and (iii) the directors and all executive officers of the Company as a group. Except as otherwise indicated below, the table set forth below does not give effect to the conversion of Class A Shares into Common Shares.

                                                           SHARES BENEFICIALLY OWNED
                                          ------------------------------------------------------------
                                              COMMON SHARES            CLASS A SHARES
                                          ----------------------   ----------------------
                                          NUMBER OF   PERCENT OF   NUMBER OF   PERCENT OF   PERCENT OF
BENEFICIAL OWNER                           SHARES       CLASS       SHARES       CLASS        TOTAL
----------------                          ---------   ----------   ---------   ----------   ----------
5% STOCKHOLDERS:
HM Parties(1)...........................  3,841,970      9.7%             --         --        9.3%
  c/o Hicks, Muse, Tate & Furst
     Incorporated
     200 Crescent Court
     Suite 1600
     Dallas, Texas 75201
John R. Muse(2).........................  2,013,794      5.1%             --         --        4.9%
  c/o Hicks, Muse, Tate & Furst
     Incorporated
     200 Crescent Court
     Suite 1600
     Dallas, Texas 75201

DIRECTORS AND OFFICERS:
James N. Mills(3).......................     38,600      *         1,908,554     100.0%        4.7%
Thomas O. Hicks(1)......................  3,841,970      9.7%             --         --        9.3%
Charles W. Tate(4)......................  1,242,793      3.1%             --         --        3.0%
Richard W. Vieser(5)....................    117,320      *                --         --        *
Kenneth F. Yontz........................     97,320      *                --         --        *
Timothy L. Conlon(6)....................     79,124      *                --         --        *
David M. Sindelar(7)....................     30,000      *           355,982      18.7%        *
Joseph S. Cantanzaro(8).................     39,496      *                --         --        *
W. Thomas McGhee(9).....................      2,000      *            70,992       3.7%        *
All directors and executive officers
  as a group (10 persons)(10)
  c/o Berg Electronics Corp.
  101 South Hanley Road
  St. Louis, Missouri 63105.............  5,494,623     13.9%      1,908,554       100%       17.9%

---------------

  *  Represents less than 1%

 (1) Represents (i) 67,451 Common Shares owned of record by Hicks Muse Fund I Incorporated ("Fund I"); (ii) 3,155,119 Common Shares owned of record by Thomas O. Hicks; (iii) 331,968 Common Shares owned of record by six children's trusts for which Mr. Hicks serves as trustee; (iv) 285,000 Common Shares owned by TOH Investors, L.P., a limited partnership whose general partner is controlled by Mr. Hicks; and (v) 2,432 Common Shares owned of record by an employee of Hicks Muse and subject to an irrevocable proxy in favor of Mr. Hicks. Mr. Hicks is the controlling stockholder of Fund I and serves as Chairman of the Board, President and Chief Executive Officer of Fund I. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of all of the Shares owned of record by Fund I. Messrs. John R. Muse, Charles W. Tate and Jack D. Furst serve as officers, directors and minority stockholders of Fund I and as such, may be deemed to share the power to vote or dispose of shares of Common Stock held by Fund
     I. Accordingly, Messrs. Hicks, Muse, Tate and Furst may be deemed to be the beneficial owners of shares of Common Stock owned by Fund I. In addition, Messrs. Muse and Furst own of record 1,721,496 and 971,865 Common Shares, respectively, representing approximately 4.4% and 2.5% respectively, of the outstanding Common Shares. Each of Messrs. Hicks, Muse, Tate and Furst disclaims the existence of a group and disclaims beneficial ownership of Common Shares not owned of record by him.

 (2) Represents (i) 1,721,496 Common Shares owned of record by Mr. Muse; (ii) 7,298 Common Shares owned of record by a children's trust for which Mr. Muse is the custodian; and (iii) 285,000 Common Shares owned by JRM Interim Investors, L.P., a limited partnership whose general partner is controlled by Mr. Muse.

 (3) Represents 38,600 Common Shares and 960,568 Class A Shares owned of record by James N. Mills, and 947,986 Class A Shares which Mr. Mills has the power to vote by proxy.

 (4) Represents (i) 1,050,079 Common Shares owned of record by Mr. Tate; (ii) 52,714 Common Shares owned of record by the Charles W. Tate 1992 Trust; and
     (iii) 140,000 Common Shares owned by CWT Investors, L.P., a limited partnership whose general partner is controlled by Mr. Tate.

 (5) Represents 48,660 Common Shares owned of record by Mr. Vieser, 20,000 Common Shares owned of record by Mr. Vieser's spouse, and 48,660 Common Shares subject to options that are exercisable within 60 days. Mr. Vieser disclaims beneficial ownership of Common Shares not owned of record by him.

 (6) Represents 3,000 Common Shares owned of record by three minor children of which Mr. Conlon is the custodian, and 76,124 Common Shares subject to options that are exercisable within 60 days.

 (7) Represents 30,000 Common Shares and 282,990 Class A Shares owned of record by Mr. Sindelar, and 72,992 Class A Shares owned of record by two children's trusts of which Mr. Sindelar serves as trustee. Mr. Sindelar disclaims beneficial ownership of Common Shares not owned of record by him.

 (8) Represents 1,000 Common Shares owned of record by three children's trusts of which Mr. Catanzaro serves as trustee and 38,496 Common Shares subject to options that are exercisable within 60 days.

 (9) Represents 2,000 Common Shares owned of record by the W. Thomas McGhee Living Revocable Trust (the "McGhee Trust"), 24,992 Class A Shares owned of record by a trust for which Mr. McGhee's spouse serves as trustee, 26,000 Class A Shares owned of record by the McGhee Trust, and 20,000 Class A Shares owned of record by the McGhee Family L.P. of which Mr. McGhee and his spouse are both general and limited partners with an aggregate ownership interest of approximately 89%. Mr. McGhee disclaims beneficial ownership of Class A Shares not owned of record by him.

(10) Represents 5,331,343 outstanding Common Shares, 1,908,554 outstanding Class A Shares and 163,280 Common Shares subject to options that are exercisable within 60 days, in each case owned beneficially by the directors and executive officers.

               THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The total number of meetings of the Board of Directors held during the year ended December 31, 1997 was five. The Board of Directors voted by unanimous written consent three times during the year ended December 31, 1997. During the year ended December 31, 1997, no director of the Company attended less than 75% of the total number of meetings of the Board of Directors and all committees on which such director served.

     The Company has a standing Audit Committee, the members of which are Messrs. Vieser and Yontz. Two meetings were held by the Audit Committee during the year ended December 31, 1997. The principal functions performed by the Audit Committee are the nomination of the independent public accountants of the Company, the review of the proposed scope of the independent audit and the results thereof, the review with management personnel of the public accountants' observations on financial policy, controls and personnel and consultation with the Chief Financial Officer of the Company concerning the audit.

     The Company has a standing Compensation and Stock Option Committee (the "Compensation Committee"). The current members of the Compensation Committee are Messrs. Hicks, Vieser and Yontz. During the year ended December 31, 1997, the composition of the Compensation Committee consisted of Messrs. Vieser and Yontz. In February 1998, Mr. Hicks was appointed to serve as Chairman of the Compensation Committee. One meeting was held by the Compensation Committee during the year ended December 31, 1997, and the Compensation Committee acted by unanimous written consent three times during the year ended December 31, 1997. The principal functions of the Compensation Committee are to review the compensation arrangements of the Corporation's executive officers, to submit recommendations to the Board of Directors with respect to such arrangements and to administer the Company's executive compensation and stock option plans. See "Report of the Compensation Committee on Executive Compensation."

                      EXECUTIVE AND DIRECTOR COMPENSATION

EXECUTIVE COMPENSATION

     The following table sets forth the cash and noncash compensation earned by the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company during 1997, 1996 and 1995. As of the date hereof, the Company has not granted any stock appreciation rights.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                        ANNUAL            ------------
                                                    COMPENSATION(1)        SECURITIES
                                                -----------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION DURING 1997  YEAR   SALARY($)   BONUS(2)($)    OPTIONS(#)    COMPENSATION(3)($)
---------------------------------------  ----   ---------   -----------   ------------   ------------------
James N. Mills......................     1997    685,000       685,000           --            25,900
  Chairman of the Board and              1996    685,000     1,370,000           --            23,000
  Chief Executive Officer of             1995    685,000       800,000           --            16,500
  the Company
Timothy L. Conlon...................     1997    400,000       300,000      115,000             7,000
  President and Chief                    1996    311,250       404,625       48,660            11,000
  Operating Officer of the               1995    290,000       225,000           --            10,000
  Company
David M. Sindelar...................     1997    194,800       126,620           --             6,000
  Senior Vice President and              1996    194,808       389,600           --            10,000
  Chief Financial Officer of             1995    193,000       200,000           --            10,000
  the Company
Joseph S. Catanzaro.................     1997    198,000       160,000       18,504             5,100
  Chief Accounting Officer               1996    172,000       172,000           --             4,700
  of the Company                         1995    154,000       100,000           --             4,700
W. Thomas McGhee....................     1997    153,000        99,450           --            18,100
  Secretary and General                  1996    153,000       306,000           --            17,000
  Counsel of the Company                 1995    152,000       120,000           --            10,000

---------------

(1) The Company provides to certain executive officers a car allowance, reimbursement for club memberships, insurance and certain other benefits. The aggregate incremental costs of these benefits to the Company for each officer do not exceed the lesser of $50,000 or 10.0% of the total of annual salary and bonus reported for each such officer.

(2) Bonuses earned in 1997, 1996 and 1995 were paid in 1998, 1997 and 1996, respectively.

(3) All Other Compensation for the year ended December 31, 1997 includes the following: (i) contributions made by the Company for the benefit of each of the named executive officers of the Company in the amount of $4,800 to the Company's 401(k) Savings Plan; (ii) the following amounts paid by the Company as premiums for term life insurance policies: Mr. Mills $16,300, Mr. Conlon $2,200, Mr. Sindelar $1,200, Mr. Catanzaro $300 and Mr. McGhee $13,300; and (iii) $4,800 paid by the Company for the benefit of Mr. Mills to the Company's 401(k) Savings Plan as "transition" payments related to a pension plan formerly maintained by the Company and terminated in 1995.

     The following table summarizes option grants made during 1997 to the executive officers named above.

                             OPTION GRANTS IN 1997

                                                          INDIVIDUAL GRANTS
                                     ------------------------------------------------------------
                                       NUMBER OF
                                       SECURITIES     PERCENT OF TOTAL
                                       UNDERLYING     OPTIONS GRANTED    EXERCISE OR                 GRANT DATE
                                        OPTIONS       TO EMPLOYEES IN    BASE PRICE    EXPIRATION     PRESENT
               NAME                  GRANTED (#)(1)     FISCAL YEAR        ($/SH)         DATE      VALUE (2)($)
               ----                  --------------   ----------------   -----------   ----------   ------------
James N. Mills.....................          --               --               --             --           --
Timothy L. Conlon..................      40,000             4.8%            14.69       01/01/07      364,000
                                         75,000             9.0%            20.75       12/18/07      937,500
David M. Sindelar..................          --               --               --             --           --
Joseph S. Catanzaro................      10,000             1.2%            14.63       02/03/07       91,000
                                          8,504             1.0%            20.75       12/18/07      106,300
W. Thomas McGhee...................          --               --               --             --           --

---------------

(1) The options to purchase Common Shares were granted under the Company's 1993 Stock Option Plan (the "1993 Plan") and become exercisable in five equal annual installments commencing on the first anniversary of the date of grant. All options become exercisable upon a change of control (as defined in the 1993 Plan).

(2) The grant date present value was determined using the Black-Scholes option pricing method with the following assumptions: (i) dividend yield of 0%;
    (ii) expected volatility of 37.5%; (iii) risk free interest rate ranging from 5.74% to 6.53%; and (iv) expected life of ten years. No adjustments were made for non-transferability or risk of forfeiture.

     There were no exercises of stock options by any of the named executive officers during the fiscal year ended December 31, 1997. The table below lists the number of Common Shares underlying each option held by the named executive officers as of December 31, 1997.

                         FISCAL YEAR END OPTION VALUES

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                 OPTIONS AT FISCAL YEAR END (#)   AT FISCAL YEAR END ($)(1)
                                                 ------------------------------   -------------------------
                     NAME                          EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
                     ----                        ------------------------------   -------------------------
James N. Mills.................................           0/0                              0/0
Timothy L. Conlon..............................      58,392/166,094                1,145,359/1,264,965
David M. Sindelar..............................           0/0                              0/0
Joseph S. Catanzaro............................      29,196/25,804                   609,685/254,170
W. Thomas McGhee...............................           0/0                              0/0

---------------

(1) Represents the difference between the market value at December 31, 1997 of the Common Shares underlying the options and the exercise price of such options.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS*

     James N. Mills, David M. Sindelar and W. Thomas McGhee Employment Agreements. James N. Mills, David M. Sindelar and W. Thomas McGhee entered into employment agreements with the Company, Berg and each other subsidiary of the Company on March 1, 1993. Such employment agreements were amended and restated on February 1, 1996, further amended on August 5, 1996, amended and restated on November 1, 1997 and amended on August 27, 1998 (as described below). Pursuant to their respective employment

---------------

* It is expected that each of the following individuals will resign from his position effective upon consummation of the Offer.

agreements, as amended and restated, Mr. Mills will serve as the Chairman of the Board of the Company, Mr. Sindelar will serve as Senior Vice President and Chief Financial Officer of the Company and Mr. McGhee will serve as Secretary and General Counsel of the Company through October 30, 2002 and for one-year periods thereafter until terminated in accordance with the provisions thereof. Messrs. Mills, Sindelar and McGhee are required to devote such business time and attention to the transaction of the Company's business as is reasonably necessary to discharge their duties under the employment agreements. Subject to the foregoing limitation on their activities, Messrs. Mills, Sindelar and McGhee are free to participate in other business endeavors.

     The compensation provided to Messrs. Mills, Sindelar and McGhee under their respective employment agreements includes annual base salaries of not less than $685,000, $194,800 and $153,000, respectively, subject to adjustment at the sole discretion of the Board of Directors of the Company, and such benefits as are customarily accorded the executives of the Company and Berg for as long as the employment agreements are in force. At a meeting of the Compensation Committee held on February 4, 1998, the annual base salaries of Messrs. Sindelar and McGhee were adjusted to $230,000 and $150,000, respectively, for the fiscal year ending December 31, 1998. Messrs. Mills, Sindelar and McGhee are entitled to annual bonuses pursuant to their respective employment agreements, in amounts to be determined in accordance with the terms of the Company's Senior Executive Incentive Compensation Plan.

     Messrs. Mills', Sindelar's and McGhee's employment agreements also provide that if Messrs. Mills', Sindelar's or McGhee's employment is terminated due to disability or death, Messrs. Mills, Sindelar and McGhee or their estates, heirs or beneficiaries, as the case may be, will receive, in addition to any other benefits provided under any benefit plan of the Company, their then current salary for a period of 18 months from their disability or death. In the event that Messrs. Mills', Sindelar's or McGhee's employment is terminated for a reason other than death, disability or cause, Messrs. Mills, Sindelar or McGhee will continue to receive their then current salary (which will be not less than $685,000, $230,000 and $150,000, respectively, per year) through October 30, 2002, or for one year, whichever is longer, and any other benefits to which they would otherwise be entitled under the employment agreements.

     Timothy L. Conlon Employment Agreement. Timothy L. Conlon entered into an employment agreement with Berg on March 1, 1993, which was amended and restated on February 1, 1996, further amended on January 1, 1997, amended and restated on November 1, 1997 and amended on August 27, 1998 (as described below). Pursuant to such amended and restated employment agreement, Mr. Conlon will serve as the President and Chief Operating Officer of the Company and Berg through October 30, 2002 and for one-year periods thereafter until terminated in accordance with the provisions thereof, and will receive an annual base salary of not less than $400,000, subject to adjustment at the sole discretion of the Board of Directors of the Company, and such benefits as are customarily accorded the executives of Berg for as long as the employment agreement is in force. At a meeting of the Compensation Committee held on February 4, 1998, Mr. Conlon's annual base salary was adjusted to $425,000 for the fiscal year ending December 31, 1998. In addition, Mr. Conlon's employment agreement currently provides that he is entitled to annual bonuses in amounts to be determined in accordance with the Company's Senior Executive Incentive Compensation Plan.

     Mr. Conlon's employment agreement also provides that if his employment is terminated due to disability or death, his estate, heirs or beneficiaries, as the case may be, will receive, in addition to any other benefits provided him under any benefit plan of the Company, Mr. Conlon's then current salary for a period of 18 months from Mr. Conlon's disability or death. In the event that his employment is terminated for a reason other than death, disability or cause, Mr. Conlon will continue to receive his then current salary (which under the terms of his current employment agreement will be not less than $425,000 per year) through October 30, 2002, or for one year, whichever is longer, and any other benefits to which he would otherwise be entitled under the employment agreement.

AMENDMENTS TO EXECUTIVE EMPLOYMENT AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS OF THE COMPANY

     The information set forth under the section entitled "Amendments to Executive Employment Agreements with Certain Executive Officers of the Company" in the Schedule 14D-9 attached hereto is incorporated by reference herein in its entirety.

CHANGE IN CONTROL AGREEMENT

     The information set forth under the section entitled "Change in Control Agreement" in the Schedule 14D-9 attached hereto is incorporated by reference herein in its entirety.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the year ended December 31, 1997, the members of the Compensation Committee of the Board of Directors were Messrs. Vieser and Yontz. Neither Mr. Vieser nor Mr. Yontz served as an officer or employee of the Company or any of its subsidiaries during fiscal 1997. In February 1998, Mr. Hicks was appointed to serve as Chairman of the Compensation Committee. Mr. Hicks is a principal of Hicks Muse. See "Related Party Transactions -- Monitoring and Oversight Agreement."

COMPENSATION OF DIRECTORS

     Current directors who are officers, employees or affiliates of the Company or Berg receive no additional compensation for their services as directors. Each outside director (currently only Messrs. Vieser and Yontz) receives an annual retainer of $12,000 and a fee of $1,000 for each meeting of the Board of Directors at which such outside director is present. Each outside director who is a member of a committee of the Board of Directors also receives a fee of $500 for each meeting of such committee at which such outside director is present. Directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof.

PERFORMANCE GRAPH

     The graph below compares the cumulative total stockholder return on Common Shares during the period beginning on March 1, 1996 (the date the Company went public) and ending on December 31, 1997, with the cumulative total return on the Standard & Poor's 500 Index and the Morgan Stanley High Tech Index over the same period (assuming an investment of $100 in Common Shares, the Standard & Poor's 500 Index and the Morgan Stanley High Tech Index on March 1, 1996, and the reinvestment of dividends). The Common Shares trade on the New York Stock Exchange under the trading symbol "BEI."

                                                                              Morgan
               Measurement Period                                           Stanley High
             (Fiscal Year Covered)          BEI             S&P 500           Tech 35
3/1/96                                     100.00            100.00            100.00
12/31/96                                   139.88            115.66            114.71
12/31/97                                   218.45            151.53            141.36

                     INFORMATION REGARDING INDEMNIFICATION

     Section 145 of the DGCL provides that a corporation may indemnify any person, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.

     Pursuant to Section 102(b)(7) of the DGCL, the Certificate of Incorporation of the Company eliminates the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities related to the breach of duty of loyalty, actions not in good faith and certain other liabilities. Additionally, the Company has purchased a directors' and officers' liability insurance policy.

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is responsible for the Company's executive compensation programs. The Compensation Committee is composed of three members of the Board of Directors, two of whom are neither current employees nor officers of the Company (the "Outside Directors"). This report is provided by the Compensation Committee to describe the philosophy and objectives underlying the compensation of the Company's senior executives.

COMPENSATION POLICY

     Under the direction of the Compensation Committee and in consultation with an outside independent compensation consultant, the Company's senior executive compensation program is based upon a "pay for performance" philosophy and is designed to attract and retain highly qualified, key executives by offering competitive base compensation supplemented with performance-based incentives linked to corporate performance factors and position within the Company. The Company has designed and administered its executive compensation programs so that compensation is linked to the Company's performance and so that the interests of senior executives are aligned with the interests of the Company's stockholders. This philosophy is articulated in the following guiding principles of the Company's compensation programs:

          - A significant percentage of compensation will be determined by the Company's annual and long term financial performance, including the creation of stockholder value;

          - Compensation programs will be designed to encourage and balance the attainment of short term operational goals and long term strategic goals;

          - Total compensation will be targeted at competitive levels to allow the Company to attract, retain and motivate highly qualified employees; however, a greater percentage of compensation will be performance-based and variable (versus fixed compensation) than competitive practices might suggest; and

          - Compensation programs will be designed to more closely align the interests of senior executives with the interests of the Company's stockholders by encouraging stock ownership by senior executives.

     There are three elements to the Company's compensation program, each consistent with its compensation philosophy: annual base salary, annual cash bonus incentives and long term incentives. The total compensation package is designed to be competitive with compensation programs offered to comparable senior executive officers in a survey group of eighteen electronic equipment manufacturers (the "Peer Group"). The Company believes that its total compensation practices will be competitive if the Company performs within the targets established by the Compensation Committee both on the basis of short term and long term goals.

COMPLIANCE WITH CODE SECTION 162(M)

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), imposes a limit, with certain exceptions, on the amount that a publicly held corporation may deduct in any year for the compensation paid or accrued with respect to its Chief Executive Officer and four other most highly compensated executive officers. However, to the extent compensation is "performance-based compensation" within the meaning of Code Section 162(m), it will not be subject to the Code Section 162(m) deduction limitation. As a newly publicly traded company in 1996, the Company falls under certain transition provisions that relieve it from compliance with Code Section 162(m) with respect to certain agreements and plans that were in existence on the date the Company became a publicly traded corporation. In formulating the Company's executive compensation policies, the Compensation Committee considers the relevant provisions of the Code that limit the deductibility of certain executive compensation and the consequences to the Company if the compensation paid to the Company's executive officers is not deductible.

     All members of the Compensation Committee are involved in administering the Company's executive compensation programs. However, with respect to incentive compensation payable to the Company's Chief Executive Officer and four other most highly compensated executive officers, which incentive compensation is intended to comply with Code Section 162(m), the performance goals will be established by the Outside Directors and subsequently submitted to the Compensation Committee as a whole for ratification by a unanimous vote of all members of the Compensation Committee. The Outside Directors are also solely responsible for certifying the attainment of the performance goals with respect to such executive officers and for issuing any and all stock options and other Awards (as defined below) granted to such executive officers under the Company's 1998 Incentive Compensation Plan.

BASE SALARIES

     All senior executive officer base salaries are reviewed and adjustments, if any, are approved annually by the Compensation Committee. The Company's senior executive officers' base salaries are targeted to be at the 50th percentile of the base salaries of similarly situated executive officers within the Peer Group. The Compensation Committee may choose to set salaries above or below the 50th percentile target based on an executive's position, contribution, experience, etc. No specific weighting of these elements is used to determine base salary levels.

ANNUAL INCENTIVE AWARDS

     The annual incentive award component of the Company's senior executive incentive compensation is determined pursuant to the terms of the Company's Senior Executive Incentive Compensation Plan and is based on achieving certain earnings per share objectives (determined without consideration of extraordinary items) for the Company's consolidated fiscal year. The program provides for the payment of cash incentive awards to participants to the extent that actual consolidated earnings per share results meet or exceed certain pre-determined levels. The Compensation Committee establishes pre-determined consolidated earnings per share objectives at four distinct levels which trigger progressive incentive payout. These objectives are based on profit levels for the fiscal year. To the extent that the Company attains or exceeds a pre-determined performance level, each participant is entitled to receive a cash incentive award and, in the sole discretion of the Compensation Committee, such award may be increased based upon exceptional performance by a participant. The maximum annual incentive award under the Company's Senior Executive Incentive Compensation Plan is 200% of base salary. The Compensation Committee generally targets short term incentive compensation to the 50th percentile of the Peer Group. However, exceptional earnings per share performance can produce an exceptional short term incentive payout.

LONG TERM INCENTIVE AWARDS

     Long term incentive awards in the form of stock options are granted by the Compensation Committee to aid in the retention of key executives and to align the interests of key executives with those of the stockholders of the Company. Specifically, stock options directly link a portion of a key executive's compensation to the interests of stockholders by providing an incentive to maximize stockholder value.

     Stock options have historically been granted under the Company's 1993 Stock Option Plan which was approved by the Board of Directors and a majority of stockholders on August 4, 1993. However, no further grants of stock options will be made under the Company's 1993 Stock Option Plan since the approval by the stockholders of the Company of the Company's 1998 Incentive Compensation Plan on May 5, 1998. The Compensation Committee currently has the flexibility to grant cash awards, stock options, stock appreciation rights, stock awards, stock units, performance shares and/or performance units (the "Awards") to employees of the Company and certain other persons identified in the Company's 1998 Incentive Compensation Plan.

     The Company has set guidelines to grants of long term incentive compensation between the 50th and 75th percentiles of the Peer Group. Additionally, the Compensation Committee grants Awards to employees based on several factors, including:

     - Current base pay and annual incentive opportunity as compared with the Peer Group's total direct compensation levels (base, annual incentive and long term incentive value);

     - Position with the Company and ability to impact stockholder value; and

     - Current holdings of the Company's stock.

     No specific weighting of these factors is used to determine long term incentive grants. However, grants of Awards are reviewed annually by the Compensation Committee.

CEO COMPENSATION

     Mr. Mills' base salary was set by the Board of Directors pursuant to Mr. Mills' employment agreement on March 1, 1993, and has remained unchanged. Pursuant to his employment agreement. Mr. Mills was paid a base salary in the amount of $685,000 for the year ended December 31, 1997. The Compensation Committee approved an annual incentive award under the Company's Senior Executive Incentive Compensation Plan equal to 100% of the bonus target for Mr. Mills (which was set at 100% of Mr. Mills' base salary for 1997) based on the Company's achieving an increase in earnings per share in 1997, which increase was over 20% compared with the Company's earnings per share for the year ended December 31, 1996. Since Mr. Mills holds a large block of Class A Common Stock, the Compensation Committee believes that his interests are clearly aligned with the Company's stockholders, and, accordingly, no long term incentive compensation was awarded in 1997.

                                            Thomas O. Hicks, Chairman
                                            Richard W. Vieser
                                            Kenneth F. Yontz

                           RELATED PARTY TRANSACTIONS

MONITORING AND OVERSIGHT AGREEMENT

     In February 1993, the Company entered into a Monitoring and Oversight Agreement (herein so called) with Hicks Muse which provided for a payment from the Company to Hicks Muse of approximately $400,000 per year for monitoring and oversight services to the Company and its subsidiaries, such payment to be adjusted annually for changes in the consumer price index. In March 1996, the Company (pursuant to the approval of the Board of Directors in February 1996) amended and restated such Monitoring and Oversight Agreement to increase the annual fee payable thereunder to the greater of $700,000 or one-tenth of 1% of net sales during such year. In addition, Hicks Muse is entitled to an acquisition advisory fee equal to 1.5% of the purchase price of any acquisition effected by the Company, Berg or any of their subsidiaries. Messrs. Hicks and Tate, directors of the Company, are each principals of Hicks Muse. In connection with the Monitoring and Oversight Agreement, the Company has agreed to indemnify Hicks Muse, its affiliates and stockholders, and their respective directors, officers, agents, employees and affiliates from and against any claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse in connection with the Monitoring and Oversight Agreement. The primary term of the Monitoring and Oversight Agreement expires on March 6, 2006.

     The Monitoring and Oversight Agreement makes available to the Company the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under this agreement reasonably reflect the benefits received by the Company and are no less favorable to the Company than could be obtained by the Company with a non-affiliated third party.

     The Company did not effect any acquisitions in 1997 requiring the payment of acquisition advisory fees to Hicks Muse.

TERMINATION OF MONITORING AND OVERSIGHT AGREEMENT

     The information set forth under the section entitled "Termination Agreement" in the Schedule 14D-9 attached hereto is incorporated herein by reference in its entirety.

VIASYSTEMS RELATIONSHIP

     The Company sells certain connectors and other products needed to manufacture printed circuit boards and backpanel assemblies to Viasystems, Inc. ("Viasystems"). In December 1996, a wholly-owned subsidiary of Viasystems acquired substantially all of the assets of the Interconnection Technologies Unit of the Microelectronics Group (the "Lucent Division") of Lucent Technologies Inc. Prior to the acquisition by Viasystems of the Lucent Division, the Lucent Division purchased certain electronic connectors from the Company pursuant to a written supply contract (the "Supply Agreement"). The Company and Viasystems have continued to supply and purchase products on the same terms and conditions as set forth in the Supply Agreement. Viasystems is controlled by Hicks Muse, through its affiliates, and managed by Mills & Partners, Inc. In addition, certain of the Company's directors and executive officers have financial interests in Viasystems. For the year ended December 31, 1997, the Company's net sales to Viasystems were approximately $41.0 million. The Company expects to continue to sell products to Viasystems on terms and conditions substantially similar to the terms and conditions of the Supply Agreement, which the Company believes to be comparable to the terms that would be reached in an arm's-length transaction.

AMENDMENTS TO EXECUTIVE EMPLOYMENT AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS OF THE COMPANY

     The information set forth under the section entitled "Amendments to Executive Employment Agreements with Certain Executive Officers of the Company" in the Schedule 14D-9 attached hereto is incorporated by reference herein in its entirety.

CHANGE IN CONTROL AGREEMENT

     The information set forth under the section entitled "Change in Control Agreement" in the Schedule 14D-9 attached hereto is incorporated by reference herein in its entirety.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the Common Shares, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Shares and other equity securities of the Company. Officers, directors and greater than 10% beneficial owners are required by the Commission to furnish the Company with copies of all Section 16(a) reports they file. Except for the late filing of a Form 4 by W. Thomas McGhee, to the Company's knowledge, based solely on a review of the copies of
Section 16(a) reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers and directors were complied with for the year ended December 31, 1997.

                                   SCHEDULE A

               FRAMATOME CONNECTORS INTERNATIONAL S.A. DESIGNEES

     FCI's designees to the Company's Board of Directors and certain information about each are described below.

                                                       PRESENT PRINCIPAL OCCUPATION OR
                                                           EMPLOYMENT AND FIVE-YEAR
        NAME AND BUSINESS ADDRESS           AGE               EMPLOYMENT HISTORY
        -------------------------           ---        -------------------------------
Philippe Anglaret.........................  48    Chairman and President of FCI since June
  Framatome Connectors International              1997. From June 1996 to June 1997, he
  Tour Framatome                                  served as Vice President of BES for
  1, Place de la Coupole                          CEGELEC (a projects, services and
  92084 Paris La Defense                          equipment manufacturing business). From
  FRANCE                                          January 1991 to June 1996, he served as
                                                  Vice President of BEI for CEGELEC.
Michel Cuilhe.............................  50    Chief Executive Officer of FCI since May
  Framatome Connectors International              1997. From 1992 through May 1997, he
  Tour Framatome                                  served as Executive Vice President of FCI.
  1, Place de la Coupole
  92084 Paris La Defense
  FRANCE
Alan H. Peltz.............................  54    Chairman of the Board and Chief Executive
  Framatome Connectors USA Inc.                   Officer of Framatome Connectors USA Inc.
  55 Walls Drive, Suite 304                       since March 1997. From September 1993 to
  Fairfield, CT 06432-0599                        the present, he has served as Vice
                                                  President and Chief Financial Officer of
                                                  Framatome Connectors USA Inc.
B. Jill Steps.............................  53    Vice President, Counsel and Secretary of
  Framatome Connectors USA Inc.                   Framatome Connectors USA Inc. since
  55 Walls Drive, Suite 304                       October 1994. From April 1989 to October
  Fairfield, CT 06432-0599                        1994, she served as Corporate Counsel and
                                                  Secretary of Framatome Connectors USA Inc.
John R. Mayo..............................  62    General Manager, Electrical of FCI since
  Framatome Connectors International              April 1987 and President and Chief
  Tour Framatome                                  Operating Officer of Framatome Connectors
  1, Place de la Coupole                          USA Inc. since April 1994.
  92084 Paris La Defense
  FRANCE
Bernard Brice.............................  49    Chief Operating Officer of FCI since
  Framatome Connectors International              January 1995. From October 1993 to
  Tour Framatome                                  December 1994, he served as Vice
  1, Place de la Coupole                          President, Retail Delivery Systems for
  92084 Paris La Defense                          Unisys France. From August 1990 to October
  FRANCE                                          1993, he served as Vice President,
                                                  Personal Workstation Division for Unisys
                                                  USA.

                                                       PRESENT PRINCIPAL OCCUPATION OR
                                                           EMPLOYMENT AND FIVE-YEAR
        NAME AND BUSINESS ADDRESS           AGE               EMPLOYMENT HISTORY
        -------------------------           ---        -------------------------------
Philippe de Dreuille......................  49    Chief Administration Officer of FCI since
  Framatome Connectors International              April 1997. From January 1993 to April
  Tour Framatome                                  1997, he served as Vice President, Human
  1, Place de la Coupole                          Resources for FCI.
  92084 Paris La Defense
  FRANCE
Michel Safir..............................  48    Vice President and General Manager,
  Framatome Connectors International              Electronics Division of FCI since 1997.
  Tour Framatome                                  From 1993 to 1997, he served as Vice
  1, Place de la Coupole                          President and General Manager, Aerospace
  92084 Paris La Defense                          Division for FCI.
  FRANCE
Andre Louin...............................  55    Senior Vice President of FCI since January
  Framatome Connectors International              1993.
  Tour Framatome
  1, Place de la Coupole
  92084 Paris La Defense
  FRANCE

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER            DESCRIPTION
 -------            -----------
Exhibit (a)(1)   -- Joint Press Release, dated August 27, 1998, issued by
                    Framatome Connectors International S.A. and Berg
                    Electronics Corp.
Exhibit (a)(2)   -- Opinion of Morgan Stanley & Co. Incorporated.*
Exhibit (a)(3)   -- Form of Letter to Stockholders of Berg Electronics Corp.,
                    dated September 2, 1998.*
Exhibit (c)(1)   -- Agreement and Plan of Merger, dated as of August 27,
                    1998, by and among Berg Electronics Corp., Framatome
                    Connectors International S.A. and Berg Acquisition Co.
                    (f/k/a Bravo Acquisition Co.).
Exhibit (c)(2)   -- Confidentiality Agreement, dated as of July 21, 1998, by and between Berg Electronics Corp. and Framatome
                    Connectors International.
Exhibit (c)(3)   -- Stockholders Agreement, dated as of August 27, 1998, by and among Berg Acquisition Co. (f/k/a Bravo Acquisition
                    Co.) and certain of the stockholders of Berg Electronics
                    Corp.
Exhibit (c)(4)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and James
                    N. Mills.
Exhibit (c)(5)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and Robert
                    N. Mills.
Exhibit (c)(6)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and
                    Timothy L. Conlon.
Exhibit (c)(7)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and David
                    M. Sindelar.
Exhibit (c)(8)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and W.
                    Thomas McGhee.
Exhibit (c)(9)   -- Third Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and Larry
                    S. Bacon.
Exhibit (c)(10)  -- First Amendment to the Amended and Restated Executive
                    Employment Agreement, dated as of August 31, 1998, by and
                    among Berg Electronics Corp., its subsidiaries and David
                    J. Webster.
Exhibit (c)(11)  -- First Amendment to Rights Agreement, dated as of August
                    27, 1998, by and between Berg Electronics Corp. and
                    Harris Trust and Savings Bank.
Exhibit (c)(12)  -- First Amendment to Registration Rights Agreement, dated as of August 27, 1998, by and among Berg Electronics
                    Corp. and the parties identified on the signature pages
                    thereto.
Exhibit (c)(13)  -- Termination Agreement, dated as of August 27, 1998, by and among Berg Electronics Corp., Berg Electronics Group,
                    Inc., and Hicks, Muse & Co. Partners, L.P.
Exhibit (c)(14)  -- Agreement, dated as of August 31, 1998, by and between
                    Berg Electronics Corp. and Mills & Partners, Inc.
Exhibit (c)(15)  -- Agreement, dated as of August 31, 1998, by and between
                    Berg Electronics Corp. and Joseph S. Catanzaro.

---------------

* Included with Schedule 14D-9 mailed to stockholder.